Exhibit 99.1

Hailiang Education Announces the Engagement of Financial Advisor and Legal Counsel to the Special Committee

HANGZHOU, China, January 31, 2022 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG), ("Hailiang Education" or the "Company" or "We"), a K-12 education and management services provider in China, today announced that the special committee (the "Special Committee") of the Company’s board of directors (the "Board") has retained Duff & Phelps, A Kroll Business operating as Kroll, LLC, as its independent financial advisor, and Orrick, Herrington & Sutcliffe LLP, as its independent U.S. legal counsel, to assist the Special Committee in its evaluation and consideration of the previously announced preliminary non-binding proposal letter that the Board received on December 23, 2021 from Mr. Hailiang Feng (the"Buyer"), the founder of the Company (the "Proposed Transaction").

The Company cautions its shareholders and others considering trading in its securities that the Proposal Transaction constitutes only a preliminary indication of the Buyer’ interest and does not constitute any binding commitment with respect to the Proposed Transaction or any other transaction.

No decision has been made by the Special Committee regarding the Proposed Transaction. There is no assurance that any definitive offer relating to the Proposed Transaction will be made by the Buyer, or that any definitive agreement will be executed relating to the Proposed Transaction or any other transaction, or that the Proposed Transaction or any other transaction will be approved or consummated.

The Company does not undertake any obligation to provide any update with respect to the Proposed Transaction, except for such updates as may be required under applicable law. At this time, no action by the Company’s shareholders is required. Further announcements will be made by the Special Committee as and when appropriate.

About Hailiang Education Group Inc.

Hailiang Education Group Inc. (Nasdaq: HLG) is one of the largest K-12 Education and management service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality high school curriculum education, K-12 student management services, ancillary educational services, and education and management services, and it strives to maintain the high quality of its students’ life, study, and development. Hailiang Education adapts its educational services based upon its students’ individual aptitudes. Hailiang Education is devoted to improving its students’ academic capabilities, cultural accomplishments, and international perspectives. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:
Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com